Mail Stop 6010

March 21, 2007

Sir Christopher O'Donnell
Chief Executive Officer
Smith & Nephew plc
15 Adam Street
London, England WC2N 6LA

      Re: **Smith & Nephew plc**
              Form 20-F for the fiscal year ended December 31, 2005
              File No. 001-14978

Dear Sir O'Donnell:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                    Sincerely,

                    Martin F. James
                    Senior Assistant Chief Accountant